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                                                             Exhibit 99(a)(5)(G)


FOR IMMEDIATE RELEASE
---------------------

SIRSI CORPORATION
Contact:   Vicki Smith
Tel. No.:  (256) 704-7000
Email:     vickis@sirsi.com


          SIRSI ANNOUNCES COMPLETION OF TENDER OFFER FOR DATA RESEARCH

HUNTSVILLE, AL, AUGUST 29, 2001 - SIRSI HOLDINGS CORP. (SIRSI), a privately held company, today announced that McGuire Acquisition Inc. (McGuire), a wholly owned indirect subsidiary of SIRSI, accepted for payment the 4,438,648 shares of common stock, par value $0.01 per share, of Data Research Associates, Inc. (DRA) that had been validly tendered pursuant to McGuire's offer to purchase all of DRA's outstanding shares for $11.00 per share net to the seller in cash, without interest, including 15,992 shares tendered pursuant to guaranteed delivery procedures. The offer expired at 12:00 Midnight, New York City time on Tuesday, August 28, 2001. The shares tendered represent approximately 98.6% of DRA's outstanding shares.

SIRSI also announced that it expects to promptly consummate the merger of McGuire with and into DRA, pursuant to which DRA will become a wholly owned subsidiary of SIRSI Corporation, a wholly owned subsidiary of SIRSI. As a result of this merger, all remaining stockholders (other than SIRSI and its subsidiaries and other than stockholders of DRA who object to the merger, demand payment of the fair value of their shares under applicable Missouri law and, as of the effective time of the merger, have neither withdrawn nor lost the right to such demand) will be converted into the right to receive the same $11.00 per share net to the seller in cash, without interest, paid in the offer.

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EDITORS: FOR INFORMATION ON SIRSI AND DRA, VISIT THEIR RESPECTIVE WEB SITES --
WWW.SIRSI.COM AND WWW.DRA.COM. FOR ADDITIONAL INFORMATION ON THIS RELEASE, VISIT SIRSI'S PRESS EXTRANET AT WWW.SIRSI.COM/PRESS.